Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020

During the three-month periods ended March 31, 2021 and 2020, we had an average of 62.7 and 60.2 vessels, respectively, in our fleet. In the three-month period ended March 31, 2021, we accepted delivery of the newbuild vessel YM Target with a TEU capacity of 12,690, the secondhand vessels Aries, Argus and Glen Canyon, which have an aggregate TEU capacity of 18,626 and we sold the vessel Halifax Express with a TEU capacity of 4,890. Furthermore, in the three-month period ended March 31, 2021, we acquired (i) the 75% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (ii) the 51% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels. In the three-month period ended March 31, 2020, we accepted delivery of the secondhand containership Virgo with a TEU capacity of 4,258 and we sold the containership vessel Neapolis with a TEU capacity of 1,645. In the three-month periods ended March 31, 2021 and 2020, our fleet ownership days totaled 5,640 and 5,475 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2020	2021	Change	Change

Voyage revenue	$121.4	$126.7	$5.3	4.4%
Voyage expenses	(2.5)	(1.0)	(1.5)	(60.0%)
Voyage expenses – related parties	(1.6)	(1.9)	0.3	18.8%
Vessels’ operating expenses	(27.9)	(31.8)	3.9	14.0%
General and administrative expenses	(1.4)	(2.0)	0.6	42.9%
Management fees – related parties	(5.3)	(5.5)	0.2	3.8%
General and administrative expenses - non-cash component	(0.7)	(1.4)	0.7	100.0%
Amortization of dry-docking and special survey costs	(2.2)	(2.3)	0.1	4.5%
Depreciation	(28.1)	(27.1)	(1.0)	(3.6%)
Loss on sale / disposal of vessels	-	(0.3)	0.3	n.m.
Loss on vessel held for sale	(0.2)	-	(0.2)	(100.0%)
Vessels’ impairment loss	(3.1)	-	(3.1)	(100.0%)
Foreign exchange gains / (losses)	(0.1)	0.1	0.2	n.m.
Interest income	0.6	0.4	(0.2)	(33.3%)
Interest and finance costs	(18.5)	(16.1)	(2.4)	(13.0%)
Fair value measurement of equity securities	-	25.9	25.9	n.m.
Income from equity method investments	4.2	4.0	(0.2)	(4.8%)
Other	0.4	1.5	1.1	n.m.
Loss on derivative instruments	(2.2)	(1.1)	(1.1)	(50.0%)
Net Income	$32.8	$68.1

(Expressed in millions of U.S. dollars,	Three-month period ended March 31,			Percentage
except percentages)	2020	2021	Change	Change

Voyage revenue	$121.4	$126.7	$5.3	4.4%
Accrued charter revenue	0.7	1.0	0.3	42.9%
Amortization of time charter assumed	-	-
Voyage revenue adjusted on a cash basis	$122.1	$127.7	$5.6	4.6%

Vessels’ operational data	Three-month period ended March 31,			Percentage
	2020	2021	Change	Change

Average number of vessels	60.2	62.7	2.5	4.2%
Ownership days	5,475	5,640	165	3.0%
Number of vessels under dry-docking	6	3	(3)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 4.4%, or $5.3 million, to $126.7 million during the three-month period ended March 31, 2021, from $121.4 million during the three-month period ended March 31, 2020. The increase is mainly attributable to revenue earned (i) by five vessels acquired during the third and fourth quarter of 2020 and nine vessels acquired during the first quarter of 2021 and (ii) to decreased idle days of our fleet during the first quarter of 2021 compared to the first quarter of 2020; partly off-set (i) by decreased charter rates for five of our vessels (fixed in 2020 under long term time charters), (ii) by decreased charter rates in certain of our vessels whose newly agreed time charters at higher rates will commence in the second quarter of 2021, (iii) by revenue not earned by five vessels sold during the year ended December 31, 2020 and one vessel sold during the first quarter of 2021 and (iv) by revenue not earned due to decreased calendar days by one day during the first quarter of 2021 (90 calendar days) compared to the first quarter of 2020 (91 calendar days).

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 4.6%, or $5.6 million, to $127.7 million during the three-month period ended March 31, 2021, from $122.1 million during the three-month period ended March 31, 2020. Accrued charter revenue for the three-month periods ended March 31, 2021 and 2020 was a positive amount of $1.0 million and $0.7 million, respectively.

Voyage Expenses

Voyage expenses were $1.0 million and $2.5 million for the three-month periods ended March 31, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.9 million and $1.6 million for the three-month periods ended March 31, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.1 million, in the aggregate, for the three-month periods ended March 31, 2021 and 2020, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain under derivative contracts entered into in relation to foreign currency exposure, were $31.8 million and $27.9 million during the three-month periods ended March 31, 2021 and 2020, respectively. Daily vessels’ operating expenses were $5,634 and $5,090 for the three-month periods ended March 31, 2021 and 2020, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.0 million and $1.4 million during the three-month periods ended March 31, 2021 and 2020, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $5.5 million and $5.3 million during the three-month periods ended March 31, 2021 and 2020, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended March 31, 2021 amounted to $1.4 million, representing the value of the shares issued to a related manager on March 31, 2021. General and administrative expenses – non-cash component for the three-month period ended March 31, 2020 amounted to $0.7 million, representing the value of the shares issued to a related manager on March 30, 2020.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $2.3 million and $2.2 million during the three-month periods ended March 31, 2021 and 2020, respectively. During the three-month period ended March 31, 2021, one vessel underwent and completed her special survey and two vessels were in the process of completing their special survey. During the three-month period ended March 31, 2020, five vessels underwent and completed their special survey and one was in the process of completing her special survey.

Depreciation

Depreciation expense for the three-month periods ended March 31, 2021 and 2020 was $27.1 million and $28.1 million, respectively.

Gain /(Loss) on Sale / Disposal of Vessels

During the three-month period ended March 31, 2021, we recorded a loss of $0.3 million from the sale of the vessel Halifax Express, which was classified as asset held for sale as at December 31, 2020. During the three-month period ended March 31, 2020, we recorded a gain of $0.01 million from the sale of the container vessel Neapolis which was classified as asset held for sale as at December 31, 2019.

Loss on Vessels Held for Sale

During the three-month period ended March 31, 2021, the vessels Venetiko and Prosper were classified as vessels held for sale. No loss on vessels held sale was recorded during the first quarter of 2021 since each vessel’s estimated market value exceeded each vessel’s carrying value. During the three-month period ended March 31, 2020, we recorded an additional loss of $0.2 million on the vessel Zagora that was classified as vessel held for sale as at December 31, 2019, representing the expected loss from her sale during the next twelve-month period.

Interest Income

Interest income amounted to $0.4 million and $0.6 million for the three-month periods ended March 31, 2021 and 2020, respectively.

Interest and Finance Costs

Interest and finance costs were $16.1 million and $18.5 million during the three-month periods ended March 31, 2021 and 2020, respectively. The decrease is mainly attributable to the decreased financing cost during the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020.

Fair value measurement of equity securities

Fair value measurement of equity securities of $25.9 million for the three-month period ended March 31, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we own as at March 31, 2021 of $29.7 million compared to the book value of these shares of $3.8 million as of December 31, 2020. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021.

Income from Equity Method Investments

During the three-month period ended March 31, 2021, we recorded an income from equity method investments of $4.0 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies with York, and since then these five companies are consolidated in our consolidated financial statements. As of March 31, 2021, 8 companies are jointly-owned with York (of which, 5 companies currently own vessels). During the three-month period ended March 31, 2020, we recorded an income from equity method investments of $4.2 million also relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our nine interest rate derivative instruments which were outstanding as of March 31, 2021 equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2021, the fair value of these nine interest rate derivative instruments in aggregate amounted to a liability of $4.3 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the three-month period ended March 31, 2021, a gain of $2.9 million has been included in OCI and a loss of $0.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2021.

Cash Flows

Three-month periods ended March 31, 2021 and 2020

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2020	2021
Net Cash Provided by Operating Activities	$67.6	$71.2
Net Cash Provided by / (Used in) Investing Activities	$4.7	$(86.4)
Net Cash Provided by / (Used in) Financing Activities	$(30.8)	$59.1

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2021, increased by $3.6 million to $71.2 million, from $67.6 million for the three-month period ended March 31, 2020. The increase is mainly attributable to increased cash from operations of $5.6 million, to decreased special survey costs of $2.5 million during the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020 and to decreased payments for interest (including swap payments) of $1.0 million during the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020; partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.7 million.

Net Cash Provided By / (Used in) Investing Activities

Net cash used in investing activities was $86.4 million in the three-month period ended March 31, 2021, which mainly consisted of net payments for the acquisition of the 75% equity interest in two companies and the 51% equity interest in two companies, previously jointly owned with York pursuant to the Framework Deed, payments for the delivery of one newbuild vessel and three secondhand vessels, advance payments for the acquisition of three secondhand vessels and payments for upgrades for certain of our vessels; partly off-set by proceeds we received from the sale of one vessel.

Net cash provided by investing activities was $4.7 million in the three-month period ended March 31, 2020, which mainly consisted of return of capital we received from three entities jointly owned with York pursuant to the Framework Deed and the proceeds we received from the sale of one vessel; partly off-set by advance payments for upgrades for certain of our vessels and payment for the acquisition of one secondhand vessel.

Net Cash Provided By / (Used in) Financing Activities

Net cash provided by financing activities was $59.1 million in the three-month period ended March 31, 2021, which mainly consisted of (a) $81.6 million net proceeds relating to our debt financing agreements, (b) $9.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from October 15, 2020 to January 14, 2021.

Net cash used in financing activities was $30.8 million in the three-month period ended March 31, 2020, which mainly consisted of (a) $14.6 million net payments relating to our debt financing agreements, (b) $6.8 million we paid for dividends to holders of our common stock for the fourth quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2021, we had a total cash liquidity of $235.8 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of June 1, 2021, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
ANDROUSA	2010	4,256
NORFOLK	2009	4,259
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Tuesday, June 1, 2021 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until June 8, 2021. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10157083.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 82 containerships, with a total capacity of approximately 582,837 TEU, including five secondhand vessels that we have agreed to acquire and three vessels that we have agreed to sell. Five of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Fleet List

The table below provides additional information, as of June 1, 2021, about our fleet of containerships, including the vessels that we have agreed to acquire, the vessels we have agreed to sell, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	ZIM/MSC	2016	11,010	34,750/33,000	June 2031(3)
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	ZIM/MSC	2017	11,010	34,750/33,000	July 2031(3)
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
16	COSCO GUANGZHOU	COSCO	2006	9,469	30,900	April 2022
17	COSCO NINGBO	COSCO	2006	9,469	30,900	April 2022
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(7)
25	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(8)
26	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
28	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
29	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
30	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
31	NAVARINO	MSC	2010	8,531	31,000	January 2025
32	MAERSK KLEVEN	Maersk	1996	8,044	25,000	June 2023(9)
33	MAERSK KOTKA	Maersk	1996	8,044	25,000	June 2023(10)
34	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
35	KURE	COSCO	1996	7,403	31,000	March 2023
36	MSC METHONI	MSC	2003	6,724	29,000	September 2021
37	YORK	Maersk	2000	6,648	21,250	August 2022
38	KOBE	RCL Feeder/ZIM	2000	6,648	14,500/45,000	July 2025(11)
39	SEALAND WASHINGTON	Maersk	2000	6,648	25,000	March 2022(12)
40	SEALAND MICHIGAN	Maersk	2000	6,648	25,000	March 2022(12)
41	SEALAND ILLINOIS	Maersk	2000	6,648	25,000	March 2022(12)
42	MAERSK KOLKATA	Maersk	2003	6,644	25,000	March 2022(12)
43	MAERSK KINGSTON	Maersk	2003	6,644	25,000	March 2022(12)

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
44	MAERSK KALAMATA	Maersk	2003	6,644	25,000	March 2022(12)
45	ARIES	ONE	2004	6,492	(*)	December 2022
46	ARGUS	ONE	2004	6,492	(*)	January 2023
47	VENETIKO(iii)	(*)	2003	5,928	(*)	July 2021
48	GLEN CANYON	ONE	2006	5,642	(*)	January 2022
49	ENSENADA(i), (iii)	(*)	2001	5,576	21,500	June 2021
50	ZIM NEW YORK	ZIM	2002	4,992	14,438	October 2021(13)
51	ZIM SHANGHAI	ZIM	2002	4,992	14,438	October 2021(13)
52	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
53	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
54	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025
55	MARATHOPOLIS	Maersk	2013	4.957	13,500	July 2025
56	OAKLAND (ex. OAKLAND EXPRESS)	Maersk	2000	4,890	24,500	March 2023
57	NORFOLK	Maersk	2009	4,259	30,000	May 2023
58	VULPECULA	OOCL	2010	4,258	22,700	February 2023
59	VOLANS	ZIM	2010	4,258	24,250	April 2024(14)
60	VIRGO	Maersk	2009	4,258	30,200	February 2024
61	VELA	OOCL	2009	4,258	22,700	January 2023
62	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
63	NEOKASTRO	(*)	2011	4,178	(*)	December 2021
64	ULSAN	Maersk	2002	4,132	12,000	June 2021
65	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
66	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
67	LAKONIA	COSCO	2004	2,586	17,300	February 2022
68	SCORPIUS	Pool	2007	2,572	Pool Participation
69	ETOILE	(*)	2005	2,556	(*)	February 2023
70	AREOPOLIS	COSCO	2000	2,474	17,300	March 2022
71	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
72	MESSINI	(*)	1997	2,458	18,000	January 2022
73	ARKADIA(i)	Evergreen	2001	1,550	8,650	June 2021
74	PROSPER(iii)	Sealand Maersk Asia	1996	1,504	8,500	June 2021
75	MICHIGAN	MSC	2008	1,300	18,700	September 2023(15)
76	TRADER	(*)	2008	1,300	(*)	November 2021
77	LUEBECK	MSC	2001	1,078	7,750	February 2022

Vessels agreed to be acquired within 2021

	Vessel Capacity (TEU)	Year Built	Charterer	Agreed Daily Charter Rate (U.S. dollars)	Charter Tenor
1	6,712	2001	Maersk	30,075	60 – 64 months from vessel’s delivery to the charterer
2	5,908	2002	Maersk	28,822	60 – 64 months from vessel’s delivery to the charterer
3	5,570	2002	Maersk	28,822	60 – 64 months from vessel’s delivery to the charterer
4	4,578	2009	ZIM	25,500	32 – 36 months from vessel’s delivery to the charterer
5	4,578	2008	Maersk	22,750	24.5 – 27.5 months from vessel’s delivery to the charterer

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	Upon redelivery of each vessel from ZIM between August 2021 and October 2021, each vessel will commence a charter for a period of approximately 10 years, with MSC at a daily rate of $33,000. Until then the daily charter rate of Cape Akritas and Cape Kortia will be $34,750.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)	From April 9, 2021, the daily rate of Maersk Kleven is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(10)	From April 25, 2021, the daily rate of Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(11)	Upon redelivery of Kobe from RCL Feeder (expected between August 2021 and November 2021), the vessel will commence a charter with ZIM at a daily rate of $45,000. Until then the daily charter rate will be $14,500.
(12)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(13)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity at that time and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2020, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this sixth optional year has been determined at $14,438 per day.
(14)	This charter rate will be earned by Volans from June 29, 2021. Until then the daily charter rate will be $7,000.
(15)	This charter rate will be earned by Michigan from October 15, 2021. Until then the daily charter rate will be $5,800.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

Consolidated Statements of Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2020	2021

REVENUES:
Voyage revenue	$121,404	$126,725

EXPENSES:
Voyage expenses	(2,518)	(1,041)
Voyage expenses – related parties	(1,587)	(1,906)
Vessels’ operating expenses	(27,870)	(31,779)
General and administrative expenses	(1,402)	(1,968)
Management fees - related parties	(5,322)	(5,476)
Non-cash general and administrative expenses and non-cash other items	(676)	(1,439)
Amortization of dry-docking and special survey costs	(2,207)	(2,327)
Depreciation	(28,136)	(27,096)
Gain / (Loss) on sale / disposal of vessels	10	(260)
Loss on vessel held for sale	(232)	-
Vessels’ impairment loss	(3,071)	-
Foreign exchange gains / (losses)	(142)	149
Operating income	$48,251	$53,582

OTHER INCOME / (EXPENSES):
Interest income	$647	$367
Interest and finance costs	(18,467)	(16,107)
Income from equity method investments	4,164	3,991
Fair value measurement of equity securities	-	25,937
Other	428	1,488
Loss on derivative instruments	(2,247)	(1,117)
Total other income / (expenses)	$(15,475)	$14,559
Net Income	$32,776	$68,141
Earnings allocated to Preferred Stock	(7,693)	(7,595)
Gain on retirement of Preferred Stock	541	-
Net Income available to common stockholders	$25,624	$60,546

Earnings per common share, basic and diluted	$0.21	$0.49
Weighted average number of shares, basic and diluted	119,535,940	122,384,052

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2020	2021
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$143,922	$174,488
Restricted cash	4,998	5,848
Accounts receivable	8,249	9,223
Inventories	10,455	13,218
Due from related parties	1,623	-
Fair value of derivatives	460	6,202
Insurance claims receivable	883	718
Asset held for sale	12,416	19,394
Time charter assumed	191	199
Investment in equity securities	-	29,738
Prepayments and other	8,853	6,713
Total current assets	$192,050	$265,741
FIXED ASSETS, NET:
Right-of-use assets	$199,098	$197,176
Vessels and advances, net	2,450,510	2,938,631
Total fixed assets, net	$2,649,608	$3,135,807
NON-CURRENT ASSETS:
Equity method investments	$78,227	$26,194
Deferred charges, net	27,682	29,448
Accounts receivable, non-current	3,896	3,075
Restricted cash	42,976	55,465
Fair value of derivatives, non-current	-	304
Time charter assumed, non-current	839	816
Debt securities, held to maturity (Net of allowance for credit losses of $569 and $245 as of December 31, 2020 and March 31, 2021, respectively)	6,813	6,922
Other non-current assets	8,425	3,958
Total assets	$3,010,516	$3,527,730

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$147,137	$174,251
Accounts payable	7,582	9,461
Due to related parties	432	696
Finance lease liabilities	16,495	16,539
Accrued liabilities	17,621	18,998
Unearned revenue	11,893	10,883
Fair value of derivatives	3,440	4,304
Other current liabilities	2,374	17,263
Total current liabilities	$206,974	$252,395
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,305,076	$1,721,178
Finance lease liabilities, net of current portion	116,366	112,225
Fair value of derivatives, net of current portion	3,653	7,074
Unearned revenue, net of current portion	29,627	30,659
Total non-current liabilities	$1,454,722	$1,871,136
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Additional paid-in capital	1,366,486	1,370,800
Retained earnings / (Accumulated deficit)	(9,721)	38,437
Accumulated other comprehensive loss	(7,957)	(5,050)
Total stockholders’ equity	$1,348,820	$1,404,199
Total liabilities and stockholders’ equity	$3,010,516	$3,527,730

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2020	2021

Voyage revenue	$121,404	$126,725
Accrued charter revenue (1)	$696	$1,032
Amortization of time-charter assumed	$48	-
Voyage revenue adjusted on a cash basis (2)	$122,148	$127,757

Adjusted Net Income available to common stockholders (3)	$32,560	$37,986
Weighted Average number of shares	119,535,940	122,384,052
Adjusted Earnings per share (3)	$0.27	$0.31

Net Income	$32,776	$68,141
Net Income available to common stockholders	$25,624	$60,546
Weighted Average number of shares	119,535,940	122,384,052
Earnings per share	$0.21	$0.49

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021

Net Income	$32,776	$68,141
Earnings allocated to Preferred Stock	(7,693)	(7,595)
Gain on retirement of Preferred Stock	541	-
Net Income available to common stockholders	25,624	60,546
Accrued charter revenue	696	1,032
General and administrative expenses – non-cash component	676	1,439
Non-recurring, non-cash write-off of loan deferred financing costs	-	363
Amortization of Time charter assumed	48	-
Realized Gain on Euro/USD forward contracts (1)	(24)	(78)
(Gain) / Loss on sale / disposal of vessels	(10)	260
Loss on vessel held for sale	232	-
Vessels’ impairment loss	3,071	-
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	2,247	1,117
Fair value measurement of equity securities	-	(25,937)
Other non-recurring, non-cash item	-	(756)
Adjusted Net Income available to common stockholders	$32,560	$37,986
Adjusted Earnings per Share	$0.27	$0.31
Weighted average number of shares	119,535,940	122,384,052

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized gain on Euro/USD forward contracts, vessels’ impairment loss, (gain) loss on sale / disposal of vessels, loss on vessels held for sale, fair value measurement of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives, amortization of Time charter assumed and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.